 Exhibit (a)(1)(C)
Offer to Purchase
All Outstanding Shares of Common Stock
of
SAGE THERAPEUTICS, INC.
at
$8.50 per Share, net to the seller in cash, subject to any withholding of taxes and without interest, plus one non-transferable and non-tradable contingent value right per Share, which represents the right to receive up to $3.50 per Share, net to the seller in cash, subject to any withholding of taxes and without interest upon the achievement of specified milestones
Pursuant to the Offer to Purchase dated July 2, 2025
by
SAPHIRE, INC.,
A Wholly Owned subsidiary
of
SUPERNUS PHARMACEUTICALS, INC.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JULY 30, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
July 2, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Saphire, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Supernus Pharmaceuticals. Inc., a Delaware corporation (“Supernus”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Sage Therapeutics, Inc., a Delaware corporation (“Sage”), in exchange for (a) $8.50 per Share, net to seller in cash, subject to any withholding of taxes and without interest, plus (b) one non-transferable and non-tradable contingent value right per Share (a “CVR”), which represents the right to receive the Milestone Payments (as defined in the Offer to Purchase dated July 2, 2025 (as may be amended, supplemented or modified from time to time, the “Offer to Purchase”)), which amounts will become payable, if at all, if specified milestones are achieved prior to the applicable Milestone Deadline Date (as defined in the Offer to Purchase) (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (as may be amended, supplemented or modified from time to time, the “Letter of Transmittal”) (such offer, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
The conditions of the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
•
The Offer to Purchase;

•
The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

•
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

•
A return envelope addressed to The Depository Trust Company (“DTC”) for your use only; and

•
Sage’s Solicitation/Recommendation Statement on Schedule 14D-9, dated July 2, 2025.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute following 11:59 P.M., Eastern time, on July 30, 2025, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated June 13, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Sage, Supernus and Purchaser pursuant to which, as soon as practicable after consummation of the Offer and provided that there are no legal restraints preventing or prohibiting the Merger, Purchaser will merge with and into Sage pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Sage continuing as the surviving corporation and becoming a wholly owned subsidiary of Supernus (the “Merger”).
The board of directors of Sage has unanimously: (1) determined that the Merger Agreement, and the transactions contemplated thereby (including the Offer and the Merger, the “Transactions”), are fair to, and in the best interest of, Sage and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by Sage of the Merger Agreement and the consummation of the Transactions, including, the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that Sage’s stockholders tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions contained in the Merger Agreement.
For Shares to be properly tendered to the Purchaser pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by DTC.
Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to DTC and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained at no cost to stockholders from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov.
Very truly yours,
D.F. King & Co., Inc.
Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or DTC or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Banks & Brokers May Call: (212) 931-0828
All Others Call Toll-Free: (877) 361-7972
Email: Sage@dfking.com